Exhibit 14.1

ADE CORPORATION CODE OF ETHICS

The commitment to honesty and integrity by ADE Corporation’s Directors, officers including its Chief Executive Officer and all senior financial officers, including its Chief Financial Officer, Controller, Assistant Controller and senior subsidiary financial executive and employees is fundamental to the Director’s, officer’s or employee’s role in preserving and protecting shareholders’ interests. Each Director, officer and employee shall at all times exhibit high standards of integrity and ethical behavior and shall adhere, to the best of his or her ability, to the provisions of ADE’s Code of Ethics (the “Code”) as set forth below:

i.	Act with and promote the highest standards of honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and disclose to the Audit Committee of the Board of Directors any material transaction or relationship that might reasonably appear to give rise to such a conflict;

ii.	Ensure that the Company’s reports filed with the Securities and Exchange Commission or released to the public contain full, fair, accurate, timely and understandable disclosures that fairly present its financial condition; and

iii.	Comply with securities and other laws, rules or regulations applicable to the Company and the operation of its business.

Each Director, officer and employee is expected to adhere to the Code at all times. Any violation of the Code must be promptly disclosed to the Company’s Counsel. If desired, any person may choose to remain anonymous in reporting any possible violation of this Code and no person shall be subject to retaliation for any report made in good faith. The Company Counsel will investigate all claims of violations and report any violation to the Audit Committee of the Board of Directors.

If an alleged violation of the Code has been reported to it, the Audit Committee shall determine whether that violation has occurred and, if so, shall determine the disciplinary measures to be taken against any Director, officer or employee who has violated the Code. The disciplinary measures, which may be invoked at the discretion of the Audit Committee, include, but are not limited to, counseling, oral or written reprimands, suspensions or demotions, termination of employment or other action.

The Audit Committee of the Board of Directors shall have the sole discretionary authority to approve any deviation or waiver from this Code of Ethics. Any change of this Code, or any waiver and the grounds for such waiver for a Director, senior financial officer or other executive officer, must be promptly publicly disclosed in the manner specified by the Securities and Exchange Commission and Nasdaq rules.